UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727925

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	091727925

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,582,857 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,582,857 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,582,857 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.1% *
14	Type of Reporting Person (See Instructions) HC

*

The percentage is calculated based on 70,166,576.5 ordinary shares of the Issuer outstanding as of March 31, 2019 (excluding 3,594,512.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

CUSIP No.	091727925

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,582,857 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,582,857 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,582,857 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.1% *
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 70,166,576.5 ordinary shares of the Issuer outstanding as of March 31, 2019 (excluding 3,594,512.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

CUSIP No.	091727925

1	Names of Reporting Persons JD.com Global Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,582,857 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,582,857 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,582,857 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.1%*
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 70,166,576.5 ordinary shares of the Issuer outstanding as of March 31, 2019 (excluding 3,594,512.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

CUSIP No.	091727925

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being jointly filed by JD.com, Inc. (“JD”), JD.com Investment Limited (“JD Investment”) and JD.com Global Investment Limited (“JD Global,” together with JD and JD Investment, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 16, 2015, as amended by Amendment No.1 to Schedule 13D filed with the SEC on June 21, 2016 (collectively, the “Original Schedule 13D,” together with this Amendment No. 2, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is amended and restated as follows.

This Statement relates to the ordinary shares, par value $0.00004 per share (the “Ordinary Shares”), of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, 100044, The People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “BITA.”

Item 2.	Identity and Background.

Item 2 is amended by replacing the Schedule A to the Original Schedule 13D with the Schedule A hereto and supplemented by adding the following:

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows.

The Ordinary Shares and ADSs currently beneficially owned by the Reporting Persons were originally acquired for investment purposes.

Proposal Letter

On September 12, 2019, Tencent Holdings Limited, for itself or on behalf of its affiliates, and Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner, (collectively, the “Buyer Consortium”) submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors to acquire (the “Acquisition”) all of the outstanding Ordinary Shares and ADSs, which would result in the Issuer becoming a private, wholly owned subsidiary of such entities (the “Merger”). The Proposal Letter stated that in connection with the Merger, each outstanding Ordinary Share and ADS (other than those owned by members of the Buyer Consortium or their affiliates and those owned by any existing shareholder of the Issuer which will be rolled over for the purpose of funding the Merger) will be converted into the right to receive a purchase price of US$16 per Ordinary Share or per ADS (the “Merger Consideration”). The Proposal Letter further stated that the Proposal Letter constitutes only a preliminary indication of interest by the Buyer Consortium and does not constitute any binding offer or agreement with respect to the Acquisition. For a detailed description of the Proposal Letter and the Acquisition, see the Form 6-K filed by the Issuer on September 13, 2019, including the exhibits thereto.

CUSIP No.	091727925

Support Agreement

On September 12, 2019, JD Global (the “Supporting Shareholder”), which is not part of the Buyer Consortium, entered into a support agreement with the members of the Buyer Consortium (the “Support Agreement”), pursuant to which the Supporting Shareholder has agreed to, subject to the terms, conditions and exceptions set forth therein and among other covenants and obligations, vote all the Ordinary Shares covered by the Support Agreement (collectively, the “Covered Shares”) in favor of the Merger. The Supporting Shareholder has also agreed during the term of the Support Agreement not to, directly or indirectly, (i) make any Acquisition Proposal (as defined in the Support Agreement) or join with, or invite, any other person to be involved in the making of an Acquisition Proposal, (ii) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue an Acquisition Proposal, (iii) finance or offer to finance any Acquisition Proposal, including by offering any equity or debt financing, or contribution of any Covered Shares or provision of a voting agreement, in support of any Acquisition Proposal, or (iv) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing) with any person (other than members of the Buyer Consortium and their Affiliates) regarding, an Acquisition Proposal.

The Support Agreement will terminate upon the earliest of (i) the consummation of the Merger, (ii) the date on which the Buyer Consortium withdraws the Proposal Letter, (iii) the date on which any amendment of the Proposal Letter or any definitive merger agreement is entered into that would reduce the consideration to be paid by the Buyer Consortium and/or their affiliates, (iv) any material breach by the Buyer Consortium that is not cured within ten business days, (v) the date that is nine months after the date of the Support Agreement if the definitive merger agreement has not been executed by then, or (vi) the termination of any definitive merger agreement by and among the Buyer Consortium, or their affiliates, and the Issuer other than termination by the Buyer Consortium as a result of any breach by the Issuer or by the Issuer in connection with a Recommendation Change (as defined in the Support Agreement) or any other similar event as may be provided in the definitive merger agreement.

In addition, the Support Agreement provides that, at least ten business days prior to the execution and delivery of any definitive merger agreement, the Supporting Shareholder and the Buyer Consortium shall agree upon the number of Ordinary Shares held by the Supporting Shareholder that shall be exchanged for shares of a new company to be incorporated by the Buyer Consortium in connection with the Merger in lieu of the right to receive the Merger Consideration.

Deed of Undertaking

Concurrently with the execution of the Support Agreement, JD Financial Investment Limited (“JD Financial”), an indirect wholly owned subsidiary of JD, entered into a deed of irrevocable undertaking with the members of the Buyer Consortium (the “Deed of Undertaking”), which states that upon completion of the Acquisition, the Buyer Consortium and its affiliates will, through the Issuer, acquire control over Yixin Group Limited (“Yixin”), a controlled subsidiary of the Issuer which is listed on the Hong Kong Stock Exchange, and will be required to make an unconditional mandatory general offer to all the shareholders and other securities holders of Yixin for all the issued shares and other securities of Yixin (the “Offer”). JD Financial irrevocably and unconditionally undertakes in the Deed of Undertaking that, subject to the terms, conditions and exceptions set forth therein and among other covenants and obligations, (i) it will not accept the Offer in respect of any shares it owns or may acquire thereafter in the Company (the “Offeree Shares”) or make any Offeree Shares available for acceptance under the Offer, provided that the offer price per share for the Offer does not exceed HK$2.00, (ii) during the Relevant Period (as defined in the Deed of Undertaking), it will not dispose of any Offeree Shares, accept or approve any offer, merger or business combination in respect of the Offeree Shares, enter into any agreement in respect of any rights attached to any Offeree Shares, acquire or deal in any shares of Yixin, (iii) subject to completion of the Offer and other conditions, it and its close associates will not acquire any shares or voting rights in Yixin if Yixin is already in breach of the minimum public float requirement under relevant listing rules or such acquisition will result in a breach by Yixin of the minimum public float requirement under the relevant listing rules.

CUSIP No.	091727925

The descriptions of the Proposal Letter, the Support Agreement and the Deed of Undertaking set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter, the Support Agreement and the Deed of Undertaking, which have been filed as Exhibits 99.7, 99.8 and 99.9 hereto respectively and are incorporated herein by this reference.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, and a change to the board of directors of the Issuer, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. In addition, subject to the terms of the Support Agreement and the Deed of Undertaking, the Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws, the Support Agreement or the Deed of Undertaking. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, each Reporting Person may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 17,582,857 Ordinary Shares (including 876,637 Ordinary Shares represented by ADSs), representing 25.1% of the Issuer’s outstanding Ordinary Shares.

JD Investment is the sole shareholder of JD Global. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Global.

JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of JD Global. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Global.

The above disclosure of percentage information was calculated based on a total of 70,166,576.5 ordinary shares of the Issuer outstanding as of March 31, 2019 (excluding 3,594,512.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

CUSIP No.	091727925

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

The information regarding the Support Agreement and the Deed of Undertaking under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 26, 2015, by and among JD.com, Inc., JD.com Investment Limited and JD.com Global Investment Limited

99.2*	Subscription Agreement, dated January 9, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited

99.3*	English translation of Business Cooperation Agreement, dated January 9, 2015, between JD.com, Inc. and Bitauto Holdings Limited

99.4*	Investor Rights Agreement, dated February 16, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited and Dongting Lake Investment Limited

99.5**	Subscription Agreement, dated June 6, 2016 by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Morespark Limited and Baidu Holdings Limited

99.6**	Amended and Restated Investor Rights Agreement, dated June 17, 2016, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited

99.7	Proposal Letter from the Buyer Consortium to the board of directors of the Issuer, dated as of September 12, 2019 (incorporated herein by reference to Annex A to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2019).

99.8	Support Agreement, dated September 12, 2019, by and among JD.com Global Investment Limited and the members of the Buyer Consortium.

99.9	Deed of Irrevocable Undertaking, dated September 12, 2019, by and among JD Financial Investment Limited and the members of the Buyer Consortium.

*	Previously filed on February 26, 2015.
**	Previously filed on June 21, 2016.

CUSIP No.	091727925

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2019	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD.com Global Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

CUSIP No.	091727925

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh and Mr. Dingbo Xu, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	—
Martin Chiping Lau(1)	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)	—
Ming Huang(2)	Independent Director	Professor of finance at China Europe International Business School	United States	—
Louis T. Hsieh(3)	Independent Director	Chief financial officer of Nio, Inc. and director of New Oriental Education & Technology Group Inc.	United States	**
Dingbo Xu (4)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China	—
Lei Xu	Chief Executive Officer of JD Retail	*	P.R. China	—
Zhenhui Wang	Chief Executive Officer of JD Logistics	*	P.R. China	—
Sidney Xuande Huang	Chief Financial Officer	*	United States	***
Yayun Li	Chief Compliance Officer	*	P.R. China	—

*	The principal occupation is the same as his/her position with JD.
**	Represent a total of 15,000 ADSs of the Issuer beneficially owned by the person, which accounted for less than 1% of the total outstanding shares of the Issuer.

CUSIP No.	091727925

***

Represent options and restricted share units that the person received prior to 2016 under the Issuer’s share incentive plans, which accounted for less than 1% of the total outstanding shares of the Issuer.

(1)	The business address of Mr. Martin Chiping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, P.R. China.

(2)	The business address of Prof. Ming Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

(3)	The business address of Mr. Louis T. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.

(4)	The business address of Prof. Dingbo Xu is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

CUSIP No.	091727925

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Global	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of JD Global

The names of the directors and the names and titles of the executive officers of JD Global and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Global	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A